UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 17)

AFFINITY GAMING

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Not Applicable

 (CUSIP Number)

Steven Weiser

Silver Point Capital, L.P.

2 Greenwich Plaza, First Floor

Greenwich, CT 06830
203-542-4200

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2015

 (Date of Event Which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP NO. Not Applicable
1	NAMES OF REPORTING PERSONS
SPH Manager, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
17,168,520.4 (1)
	9	SOLE DISPOSITIVE POWER*
5,252,512
	10	SHARED DISPOSITIVE POWER* -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
17,168,520.4 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
84.2% (2)
14		TYPE OF REPORTING PERSON
IA, PN

*See Item 5.

1	Includes 5,252,512 Shares (as defined in this Schedule 13D) owned by an affiliate of the Reporting Persons as described in this Schedule 13D. In addition, as further described in Item 4 of Amendment 14 to this Schedule 13D, the Reporting Persons may be deemed to beneficially own the Shares beneficially owned by the Other Reporting Persons (as defined in this Schedule 13D) pursuant to the Settlement Agreement (as defined in this Schedule 13D). As such, these amounts include the 11,916,008.4 Shares beneficially owned by the Other Reporting Persons, which number is based upon the amount of Shares owned by the Other Reporting Persons as publicly disclosed in the most recent reports on Schedule 13D or Form 4 filed by the Other Reporting Persons under Section 13 or Section 16 of the Exchange Act.
2

The percentages used herein and in the rest of this Schedule 13D are calculated based upon 20,379,687outstanding Shares as of August 6, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on August 10, 2015.

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
17,168,520.4 (1)
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,252,512
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
17,168,520.4(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED IN ROW (11)*
84.2% (2)
14	TYPE OF REPORTING PERSON
IN

*See Item 5.

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
Robert J. O’Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
17,168,520.4 (1)
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,252,512
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
17,168,520.4 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED IN ROW (11) *
84.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*See Item 5.

This Amendment No. 17 (“Amendment No. 17”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on May 7, 2012, as amended by Amendment No. 1 filed by the Reporting Persons on October 31, 2012, Amendment No. 2 filed by the Reporting Persons on November 5, 2012, Amendment No. 3 filed by the Reporting Persons on December 14, 2012, Amendment No. 4 filed by the Reporting Persons on February 19, 2013, Amendment No. 5 filed by the Reporting Persons on March 11, 2013, Amendment No. 6 filed by the Reporting Persons on March 12, 2013, Amendment No. 7 filed by the Reporting Persons on March 18, 2013, Amendment No. 8 filed by the Reporting Persons on April 4, 2013, Amendment No. 9 filed by the Reporting Persons on May 15, 2013, Amendment No. 10 filed by the Reporting Persons on May 30, 2013, Amendment No. 11 filed by the Reporting Persons on October 15, 2013, Amendment No. 12 filed by the Reporting Persons on December 4, 2013, Amendment No. 13 filed by the Reporting Persons on April 23, 2014, Amendment No. 14 filed by the Reporting Persons on July 30, 2014, Amendment No. 15 filed by the Reporting Persons on May 19, 2015 and Amendment No. 16 filed by the Reporting Persons on June 3, 2015 (as amended as of the date hereof, the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 17 shall have the meaning assigned to such term in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On September 8, 2015, the parties to the Agreement executed Amendment No. 4 to the Agreement, a copy of which is attached as Exhibit 99.14 of this Amendment No. 17 and incorporated herein by reference, in order to add Barclays Bank PLC (“Barclays”) as a party to the Agreement. Other than the addition of Barclays as a party, all terms and conditions of the Agreement as previously disclosed on this Schedule 13D remain in full force and effect without amendment.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

See description set forth in Item 4 of this Amendment No. 17, which is incorporated herein by reference.

Item 7.  Material to be filed as Exhibits

Exhibit 99.14: Amendment No. 4 to Agreement Among Stockholders, dated September 8, 2015.

Exhibit 99.15: Joint Filing Agreement, dated September 8, 2015.

SIGNATURES

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:   September 8, 2015

SPH MANAGER, LLC

By:	/s/ Edward A. Mulé
Name: Edward A. Mulé
Title: Member

EDWARD A. MULÉ /s/ Edward A. Mulé
ROBERT J. O’SHEA /s/ Robert J. O’Shea